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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aquis Communications Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

038399101
(CUSIP Number)

Philip Clark, Esq.
FINOVA CAPITAL CORPORATION
500 Church Street
Suite 200
Nashville, TN 37219
(615) 252-4528
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 038399101

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Desert Communications I, LLC 94-1278569

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 358,272,689 1 and 2

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 358,272,689 1 and 2

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,272,689 1 and 2

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%

14.	TYPE OF REPORTING PERSON HC

1
Includes 143,671,590 shares of Common Stock currently issuable upon conversion of 143,671.59 shares of Series A Convertible Preferred Stock, $0.01 par value per share, owned by Desert Communications I, LLC and FINOVA Capital Corporation. FINOVA Capital Corporation is the sole member of Desert Communications I, LLC.

2.
Includes warrants to purchase 192,206,258 shares of Common Stock of the Issuer which expire August 12, 2012, and warrants to purchase 22,294,842 shares of Common Stock of the Issuer which expire upon the occurrence of a Trigger Event (as defined in such Warrant) and before the earlier of August 12, 2012 or the repayment by the Issuer of its obligations under the Tranche A Note (as defined in the Amended and Restated Loan Agreement between FINOVA Capital Corporation and Aquis Wireless Communications, Inc., dated as of August 12, 2002) to FINOVA Capital Corporation prior to the Trigger Event (as defined in such Warrant).

CUSIP No. 038399101

1.	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FINOVA Capital Corporation 94-1278569

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 358,272,689 1 and 2

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 358,272,689 1 and 2

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,272,689 1 and 2

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%

14.	TYPE OF REPORTING PERSON HC

1
Includes 143,671,590 shares of Common Stock currently issuable upon conversion of 143,671.59 shares of Series A Convertible Preferred Stock, $0.01 par value per share, owned by Desert Communications I, LLC and FINOVA Capital Corporation. FINOVA Capital Corporation is the sole member of Desert Communications I, LLC.

2.
Includes warrants to purchase 192,206,258 shares of Common Stock of the Issuer which expire August 12, 2012, and warrants to purchase 22,294,842 shares of Common Stock of the Issuer which expire upon the occurrence of a Trigger Event (as defined in such Warrant) and before the earlier of August 12, 2012 or the repayment by the Issuer of its obligations under the Tranche A Note (as defined in the Amended and Restated Loan Agreement between FINOVA Capital Corporation and Aquis Wireless Communications, Inc., dated as of August 12, 2002) to FINOVA Capital Corporation prior to the Trigger Event (as defined in such Warrant).

SCHEDULE 13D OF
FINOVA CAPITAL CORPORATION AND DESERT COMMUNICATIONS I, LLC
WITH RESPECT TO SECURITIES OF AQUIS COMMUNICATIONS GROUP, INC.

Item 1.    Security and Issuer.

Common Stock, par value $0.01 per share (the “Common Stock”)

Aquis Communications Group, Inc.
1719A Route 10, Suite 300
Parsippany, New Jersey 07054

Item 2.    Identity and Background.

This statement is being filed by FINOVA Capital Corporation (“FINOVA”), a Delaware corporation and the sole member of Desert Communications I, LLC, a Delaware limited liability company (“Desert”), which is engaged in the business of providing commercial finance and capital to mid-size businesses in the United States and abroad. FINOVA’s principal business and office address is 4800 North Scottsdale Boulevard, Scottsdale, AZ 85351. FINOVA has not been convicted of a criminal proceeding during the last five years, nor has FINOVA during the last five years been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is being filed by Desert which was formed solely for the purpose of acquiring shares of Common Stock and Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) of Aquis Communications Group, Inc., a Delaware corporation (the “Issuer”), and warrants to purchase 192,206,258 shares of the Issuer’s Common Stock at an exercise price of $.01 per share (the “Series A Warrant”) and warrants to purchase 22,394,842 shares of Issuer’s Common Stock at an exercise price $.01 per share (the “Series B Warrant”, collectively with the Series A Warrant, the “Warrants”), and has not engaged in any business other than in connection with the acquisition of such shares of Preferred Stock and Common Stock, and Warrants. Desert’s sole member is FINOVA. Desert’s principal business and office address is 4800 North Scottsdale Boulevard, Scottsdale, AZ 85351. Desert has not been convicted of a criminal proceeding during the last five years, nor has Desert during the last five years been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The executive officers and directors of FINOVA, and/or any person controlling FINOVA and/or any person controlled by FINOVA, are identified below:

The executive officers of FINOVA are as follows:

Name	Position
Ian M. Cumming	Chairman of the Board
Lawrence S. Hershfield	Chief Executive Officer
Joseph S. Steinberg	President
William J. Hallinan	Executive Vice President—General Counsel & Secretary
Randolph Todd Abrahams	Senior Vice President—Healthcare Finance
Derek C. Bruns	Senior Vice President—Internal Audit
John B. Burtchaell Jr.	Senior Vice President—Special Assets
Anthony P. DeMarco	Senior Vice President—Corporate Credit & Reporting
Burt M. Feinberg	Senior Vice President—Portfolio Management
Jack Fields III	Executive Vice President—Specialty Finance
Glenn E. Gray	Senior Vice President—Portfolio Management
Randall R. Heller	Senior Vice President—Portfolio Management
Richard Lieberman	Senior Vice President, Deputy General Counsel and Secretary

Name	Position
Don A. Luttenegger	Senior Vice President—Transportation Finance
Thomas E. Mara	Senior Vice President
Bruno A. Marszowski	Senior Vice President—Controller and Chief Financial Officer
Scott H. Mitchell	Senior Vice President—National Audit Manager
Joseph Orlando	Senior Vice President
Jeffrey A. Owings	Senior Vice President—Resort Finance Lending
William C. Roche	Senior Vice President—Chief Administrative Officer
Mirian C. Santa Cruz	Senior Vice President—Special Assets
Stuart A. Tashlik	Senior Vice President—Chief Financial Officer

The directors of FINOVA, including their occupations and businesses addresses, are as follows:

Name	Business Address
Thomas F. Boland	Managing Director Seneca Financial Group, Inc. 39 Lewis Street Greenwich, CT 06830
Ian M. Cumming	Leucadia National Corporation 529 East South Temple Salt Lake City, UT 84102
G. Robert Durham	244 Carlyle Lake Drive Creve Coeur, MO 63141
Lawrence Hershfield	The FINOVA Group Inc. 4800 N. Scottsdale Road Scottsdale, AZ 85251
R. Gregory Morgan	Munger, Tolles & Olson LLP 355 South Grand Avenue, 35 FL Los Angeles, CA 90071
Kenneth R. Smith	Department of Economics McClelland Hall Room #430MM The University of Arizona Tucson, AZ 85721
Joseph S. Steinberg	Leucadia National Corporation 315 Park Avenue South, 20 FL New York, NY 10010

FINOVA is a wholly-owned subsidiary of The FINOVA Group Inc. The executive officers and principal place of business of The FINOVA Group Inc. are as follows:

Name	Position
Ian M. Cumming	Chairman of the Board
Lawrence S. Hershfield	Chief Executive Officer
Joseph S. Steinberg	President
William J. Hallinan	Executive Vice President—General Counsel & Secretary
Derek C. Bruns	Senior Vice President—Internal Audit
Bruno A. Marszowski	Senior Vice President—Controller and Chief Financial Officer
William C. Roche	Senior Vice President and Chief Administrative Officer
Stuart A. Tashlik	Senior Vice President—Planning and Communications
Richard Lieberman	Senior Vice President, General Counsel and Secretary

The FINOVA Group Inc.
4800 N. Scottsdale Road
Scottsdale, Arizona 85251

The directors of The FINOVA Group Inc., including their occupations and businesses addresses are as follows:

Name	Business Address
Thomas F. Boland	Managing Director Seneca Financial Group, Inc. 39 Lewis Street Greenwich, CT 06830
Ian M. Cumming	Leucadia National Corporation 529 East South Temple Salt Lake City, UT 84102
G. Robert Durham	244 Carlyle Lake Drive Creve Coeur, MO 63141
Lawrence Hershfield	The FINOVA Group Inc. 4800 N. Scottsdale Road Scottsdale, AZ 85251
R. Gregory Morgan	Munger, Tolles & Olson LLP 355 South Grand Avenue, 35 FL Los Angeles, CA 90071
Kenneth R. Smith	Department of Economics McClelland Hall Room #430MM The University of Arizona Tucson, AZ 85721
Joseph S. Steinberg	Leucadia National Corporation 315 Park Avenue South, 20 FL New York, NY 10010

None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Issuer and Aquis Wireless Communications, Inc., a Delaware corporation and the Issuer’s wholly-owned operating subsidiary (the “Company”), refinanced their $34 million in indebtedness to FINOVA in connection with that Amended and Restated Loan Agreement dated January 31, 2000 and that Master Lease Agreement dated as of March 31, 1999. The securities described in Item 5 hereof were acquired in exchange for FINOVA and Desert entering into that Restructuring Agreement between the Issuer, Desert and FINOVA dated as of July 1, 2002 (the “Restructuring Agreement”) (as described in Item 6) and that Amended and Restated Loan Agreement between FINOVA and the Company dated as of August 12, 2002 (the “Restructuring Loan Agreement”) (as described in Item 6). The Restructuring Agreement and the Restructuring Loan Agreement are attached hereto as Exhibits 1 and 2, respectively, and are expressly incorporated by reference herein.

Item 4.    Purpose of Transaction.

The purpose of the transaction was to refinance the Issuer’s indebtedness to facilitate the continued operations of the Issuer. As described in greater detail in the Restructuring Agreement, the Company’s indebtedness to FINOVA was consolidated and restructured in exchange for Desert acquiring a controlling equity share of the

Common Stock of the Issuer. Desert received shares of Preferred Stock of the Issuer that are currently convertible into the Common Stock of the Issuer, and Warrants to purchase shares of Common Stock of the Issuer. In addition, pursuant to the Restructuring Loan Agreement, the Company issued in favor of FINOVA (i) a promissory note in the aggregate principal amount of $7,000,000 (the “Tranche A Note”) and (ii) a promissory note in the aggregate principal amount of $2,000,000 (the “Tranche B Note”). The Tranche A Note and the Tranche B Note are attached hereto as Exhibits 3 and 4, respectively, and are expressly incorporated by reference herein.

Pursuant to the Restructuring Agreement, the Issuer is required to take all corporate action, including calling a special meeting of the stockholders of the Issuer, necessary to adopt an amended and restated certificate of incorporation to authorize and reserve, free of preemptive rights and other similar contractual rights of stockholders, a sufficient number of shares of Common Stock in order to satisfy the rights of (x) conversion of the holders of all shares of Preferred Stock which, by their terms, are convertible into shares of Common Stock and (y) exercise of the Warrants into shares of Common Stock.

Pursuant to the Restructuring Agreement, Desert designated three of the five members of the Board of Directors of the Issuer; the names of the members are John B. Burtchaell, Jr., David A. Sands and Alex E. Stillwell.

Except for the Warrants, Desert and FINOVA have no present intentions to acquire additional securities of the Issuer. Other than described above, FINOVA and Desert have no present intentions of causing any of the acts or events described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) FINOVA and Desert beneficially own 358,272,689 shares of the Issuer’s Common Stock. FINOVA and Desert acquired 143,671.59 shares of the Issuer’s Preferred Stock, which are currently convertible into 143,671,590 shares of the Issuer’s Common Stock. FINOVA and Desert hold the Series A Warrant to purchase 192,206,258 shares of the Issuer’s Common Stock and the Series B Warrant to purchase 22,294,843 shares of the Issuer’s Common Stock. On a fully diluted basis, FINOVA and Desert beneficially own 79.99% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(b) Desert and FINOVA have shared voting and shared dispositive powers with respect to all of the securities of the Issuer beneficially owned by it.

(c) Except as set forth elsewhere in this Schedule, FINOVA has not effected any transactions in the Issuer’s Common Stock during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of August 12, 2002, the Company owed FINOVA approximately $34 million in indebtedness. On July 1, 2002, the Issuer, Desert and FINOVA entered into the Restructuring Agreement to consolidate and to restructure the Company’s indebtedness. Under the Restructuring Agreement, Desert was issued 143,671.59 shares of the Issuer’s Preferred Stock, which are currently convertible into 143,671,590 shares of the Issuer’s Common Stock, by the Issuer. The rights and preferences of the Issuer’s Preferred Stock are set forth in the Certificate of Designation, Preferences and Rights (see Exhibit 5 hereto). Desert was also issued the Series A Warrant to purchase 192,206,258 shares of the Issuer’s Common Stock (see Exhibit 6 hereto) and the Series B Warrant to purchase 22,294,843 shares of the Issuer’s Common Stock (see Exhibit 7 hereto).

On August 12, 2002, the Company and FINOVA entered into the Restructuring Loan Agreement. The Restructuring Loan Agreement consolidated the Company’s indebtedness to FINOVA, and FINOVA received (i) the Tranche A Note and (ii) the Tranche B Note, and (iii) all other principal and other amounts included in the indebtedness were converted into shares of the Issuer’s Preferred Stock in accordance with the Restructuring Agreement.

Also on August 12, 2002, the Issuer and Desert entered into the Investor Rights Agreement (the “Investor Rights Agreement”) (see Exhibit 8 hereto). Under the Investor Rights Agreement, among other things, the Issuer granted Desert and its permitted transferees and assignees certain demand and “piggyback” registration rights with respect to the shares of Issuer’s Common Stock.

In addition, on August 12, 2002, the Issuer and AMRO International, S.A. (“AMRO”) entered into the Subordination Agreement (the “Subordination Agreement”) (see Exhibit 9 hereto). Under the Subordination Agreement, dated August 12, 2002, the Issuer’s indebtedness to AMRO was subordinated to the Issuer’s indebtedness to FINOVA.

Item 7.    Material to be Filed as Exhibits.

The following are filed herewith as Exhibits:

1)	Restructuring Agreement, dated as of July 1, 2002, by and between Aquis Communications Group, Inc., Desert Communications I, LLC and FINOVA Capital Corporation.

2)	Restructuring Loan Agreement, dated as of August 12, 2002, by and between FINOVA Capital Corporation and Aquis Wireless Communications, Inc.

3)	Tranche A Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation.

4)	Tranche B Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation.

5)	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and Series B Redeemable Preferred Stock of Aquis Communications Group, Inc., dated August 6, 2002.

6)
Series A Common Stock Purchase Warrant to purchase 192,206,258 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002.

7)
Series B Common Stock Purchase Warrant to purchase 22,394,842 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002.

8)	Investor Rights Agreement, dated August 12, 2002, by and between Aquis Communications Group, Inc. and Desert Communications I, LLC.

9)	Subordination Agreement, dated August 12, 2002, by and between AMRO International, S.A. and FINOVA Capital Corporation.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2002

FINOVA CAPITAL CORPORATION

By:	/s/ PHILIP CLARK
Name: Philip Clark Title: Vice President—Assistant Secretary

DESERT COMMUNICATIONS I, LLC

By:	/s/ PHILIP CLARK
Name: Philip Clark Title: Vice President—Assistant Secretary

EXHIBITS

Exhibit Number	Description of Exhibit

1	Restructuring Agreement, dated as of July 1, 2002, by and between Aquis Communications Group, Inc., Desert Communications I, LLC and FINOVA Capital Corporation (filed herewith).

2	Restructuring Loan Agreement, dated as of August 12, 2002, by and between FINOVA Capital Corporation and Aquis Wireless Communications, Inc. (filed herewith).

3	Tranche A Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation (filed herewith).

4	Tranche B Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation (filed herewith).

5
Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and Series B Redeemable Preferred Stock of Aquis Communications Group, Inc., dated August 6, 2002 (filed herewith).

6
Series A Common Stock Purchase Warrant to purchase 192,206,258 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002 (filed herewith).

7
Series B Common Stock Purchase Warrant to purchase 22,394,842 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002 (filed herewith).

8	Investor Rights Agreement, dated August 12, 2002, by and between Aquis Communications Group, Inc. and Desert Communications I, LLC (filed herewith).

9	Subordination Agreement, dated August 12, 2002, by and between AMRO International, S.A. and FINOVA Capital Corporation (filed herewith).